900-688 West Hastings Street
Vancouver, BC V6B 1P1
Canada

NEWS RELEASE	Toronto Stock Exchange: VG
For Immediate Release	No: 15

VERIS GOLD CORP. Celebrates 8 Million Ounces of Gold Production from the Jerritt Canyon Processing Plant

Vancouver, BC – April 25, 2013 – Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce that the 8 millionth ounce of gold was produced from the Jerritt Canyon processing plant in Nevada on March 21, 2013. The long-lived gold mining operations at Jerritt Canyon make it part of only a few leading gold production properties in Nevada.

In the early operating years from 1983 to 2006, the Jerritt Canyon processing plant consistently produced over 200,000 oz of gold per year. Recent upgrades to the processing plant by Veris Gold Corp. (the “Company” or “Veris”) and the startup of two new underground mines (Starvation Canyon and Saval 4) will enable the Company to target production of at least 175,000 oz of gold in 2013. Production will come from SSX-Steer and Smith, the two new underground mines, and from third party ores based on recently finalized toll milling agreements.

The first ounce of gold was produced on July 4, 1981 when Freeport-McMoRan and FMC Corp. owned and operated the Bell open pit mine. Mining at Jerritt Canyon has continued since 1981 with underground mines providing most of the ores since 2000 under several other company operators. AngloGold operated the Jerritt Canyon mine from 1998 to 2003.

Veris is proud of achieving the 8 million ounce production milestone at Jerritt Canyon and will continue to provide employment opportunities to people in the region. The Company recently returned the mine to profitability in the third quarter of 2012 and plans to continue the successful mining operations into the foreseeable future. Mining at the new Starvation Canyon Mine commenced in early April and is targeting 600 tons of ore production per day.

Using the December 31, 2011 NI 43-101 Technical Report, with identified measured and indicated resources totaling 2.3 million ounces at an average grade of 6.48 g/t, reserves of approximately 1.1 million ounces at an average grade of 6.00 g/t, an inferred resource of 0.75 million ounces at an average grade of 6.24 g/t, an existing 4-plus year life of mine plan, a new tailings storage facility, a revitalized environmental awareness and dedication, and a top-notch mine staff, Jerritt Canyon is poised for future success. Veris’ Jerritt Canyon mine will continue to significantly contribute to Nevada’s preeminent gold mining stature in the United States and the world. An updated Jerritt Canyon NI 43-101 report for Year-End 2012 is in progress and expected to be completed in Quarter 2.

The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, P.E., Qualified Person per the requirements of NI 43-101.

About Veris Gold Corp.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

For more information please contact:

Veris Gold Corp.	Veris Gold Corp.	AXINO AG
Joanne C. Jobin	Nicole Sanches	Wolfgang Seybold
VP, Investor Relations	Investor Relations Manager	Chairman
T: (647) 964-0292	T: (604) 688-9427 ext 224	T: +49 711 25 35 92 40
E: jjobin@verisgold.com	E: nicole@verisgold.com	E: wolfgang.seybold@axino.de
W: verisgold.com	W: verisgold.com	W: axino.de

To be added to the Veris Gold e-mail list please contact nicole@verisgold.com and specify “Veris Gold Corp. releases” in the subject line or sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.